Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the historical ratio of earnings to fixed charges of American Finance Trust, Inc. for the periods indicated. Dollar amounts are presented in thousands unless otherwise noted:

		Year Ended December 31,
(Dollars in Thousands)	January 1, 2018 to March 31, 2018	2017	2016	2015	2014	January 22, 2013 (date of inception) to December 31, 2013
Earnings:
Net income (loss)	$15,431	$(46,577)	$(54,255)	$(21,117)	$(1,997)	$(20,797)
Add: Interest expense	15,604	57,839	49,814	43,000	29,174	194
Amortization of deferred costs	1,362	6,693	8,650	12,663	4,588	291
Amortization of mortgage premiums on borrowings	(835)	(4,096)	(4,211)	(7,208)	(6,097)	—
Earnings	$31,562	$13,859	$(2)	$27,338	$25,668	$(20,312)

Fixed Charges:
Interest expense	$15,604	$57,839	$49,814	$43,000	$29,174	$194
Amortization of deferred costs	1,362	6,693	8,650	12,663	4,588	291
Amortization of mortgage premiums on borrowings	(835)	(4,096)	(4,211)	(7,208)	(6,097)	—
Fixed Charges	$16,131	$60,436	$54,253	$48,455	$27,665	$485

Preferred distributions	—	—	—	—	—	—

Combined fixed charges	$16,131	$60,436	$54,253	$48,455	$27,665	$485

Ratio of earnings to fixed charges	1.96	*	*	*	*	*

Ratio of earnings to combined fixed charges	1.96	*	*	*	*	*

*	Earnings were insufficient to cover fixed charges for these periods. The amount of coverage deficiency was $46,577, $54,255, $21,117, $1,997 and $20,797 for the years ended December 31, 2017, 2016, 2015, 2014 and for the period from January 22, 2013 to December 31 2013, respectively.